1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 25, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2009 INTERIM RESULTS

The Board of Directors (the "Board") of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2009. This announcement, containing the full text of the 2009 Interim Report of the Company, complies with the relevant requirements of the Hong Kong Listing Rules in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2009 Interim Report will be delivered to the H-Share Holders of the Company and available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn on 3 September 2009.

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese name	:
	Name in English	:	ALUMINUM CORPORATION OF
CHINA LIMITED
	Abbreviation of English name	:	CHALCO

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
100082
	Principal place of business	:	Unit 3103, 31/F., Office Tower, Convention Plaza,
	in Hong Kong		1 Harbour Road, Wanchai, Hong Kong
	Internet website	:	http://www.chalco.com.cn
	E-mail	:	IR_FAQ@chalco.com.cn

3.	Authorized representative	:	Xiong Weiping
	Company (Board) Secretary	:	Liu Qiang
	Telephone	:	(8610) 8229 8103
	Fax	:	(8610) 8229 8158/8229 8090
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Representative of the Company's	:	Zhang Qing
Securities affairs
	Telephone	:	(8610) 8229 8150
	Fax	:	(8610) 8229 8158
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC 100082
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	:	(8610) 8229 8150/8229 8156/8229 8157
information and inquiry

4.	Share registrar and transfer office	:	Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong
China Securities Depository and
Clearing Corporation Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, China
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")
Shanghai Stock Exchange
	Stock Name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (China)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent Auditors	:	PricewaterhouseCoopers
Certified Public Accountants
22/F Prince's Building,
Central, Hong Kong

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23rd Floor, One Pacific Place
88 Queensway
Hong Kong
as to United States law:
Baker & McKenzie
23rd Floor, One Pacific Place
88 Queensway
Hong Kong
as to PRC law:
Jincheng Tongda & Neal
11/F, Huaxia Bank Tower
No. 22 Jianguomennei Avenue,
Dong Cheng District, Beijing
The People's Republic of China

The Board of Directors (the "Board") of Aluminum Corporation of China Limited (the "Company") announces the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2009. On behalf of the Company and its staff, the Board would like to express its gratitude to our shareholders for their support to the Company.

BUSINESS REVIEW

In the first half of 2009, as the international financial crisis unfolds, aluminum related industries such as construction and automobile manufacturing saw sluggish demand. The prices of products lingered at low level, which posed unprecedented difficulties and challenges to the Group's production and operation. Despite the gloomy environment, the Group adopted scientific and effective countermeasures including enhancing management, tapping potential, improving efficiency and monitoring investment to ensure supply and boost sales. Hence, the Group maintained smooth operation under extremely difficult conditions.

1.

Affected by weakening demand and depressing prices of alumina and aluminum, the production capacity utilization rate of the Group remained low. As at the end of June 2009, the production capacity utilization rate of alumina and aluminium of the Group were 66.9% and 83.4%, respectively. Under the principle of maximizing efficiency, the Group took initiative measures including timely adjustment and optimization of production operation plan, and improvement of production process to achieve economical operation, thus ensuring the smooth production operation. In the first half of 2009, the Group produced 3.2 million tonnes of alumina, representing a decrease of 31.6% from the corresponding period last year. The production volume of alumina chemicals was 490,000 tonnes, representing a decrease of 12.7% from the corresponding period last year. The production volume of aluminum amounted to 1.61 million tonnes, representing an increase of 5.9% over the corresponding period last year. The production volume of aluminum fabrication products was 190,000 tonnes, representing an increase of 110.1% over the corresponding period last year.

2.

The Group strengthened cost management in all aspects, lowering costs and boosting efficiency in all processes. It endeavoured to reduce materials and energy consumption, implementing cost reduction in every production flow and position while optimizing technical and economical indicators. The Group strictly controlled cost and expenses, fully tapped potentials and reduced inventories, with more in-depth analysis on economic activities as well as improved budget and cash flow alert system. In the first half of 2009, unit production cost of the Company was lower than the corresponding period last year, of which, production costs of alumina and aluminium were decreased by 15% and 20%, respectively.

3.

The Group reduced investment and reappraised the market competitiveness of key projects. By analyzing capital scheme for capital expenditure purpose, it optimized capital arrangements for projects. Accordingly, capital expenditure in the first half of 2009 amounted to RMB4.828 billion, representing a year-on-year decrease of 51.1%.

4.

The Group promoted sales of the products and improved production to sales ratio by tracking and analyzing market dynamics. In the first half of 2009, the production to sales ratio of alumina and aluminium products were 100% and 107%, respectively. Adopting low inventory strategy on supply front, the Company fully consumed existing inventories and eased capital tied-up. As at the end of June, reserve inventories decreased by RMB2 billion from the beginning of the year.

5.

The Group further reinforced resource protection, and spared no effort in accelerating the pace of mine construction, strengthening ore procurement and production and improving safety and reliability of ore supply and comprehensive utilization of resources. In the first half of 2009, self-mining ores increased by approximately 55.1% from the same period last year, with increased self-mining capacity of bauxite of 1.05 million tonnes.

6.

The Group further promoted its overseas projects. Chalco (Hong Kong) Limited, a subsidiary of the Company, and Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG), planed to develop and operate a primary aluminum plant with an annual capacity of approximately 1 million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. Currently, the feasibility report for the project is being prepared.

The Company is preparing the feasibility report for alumina project in Queensland, Australia.

7.

In the first half of 2009, the Group expedited promotion of mature technology and development of operative technology, which helped to gain more profits. Meanwhile, more efforts were put in the development of forward-looking key technologies. As for alumina, leveraging on developed technologies such as Bayer Red Mud Swirl Grading, the Group upgraded and optimized some of its production lines and further reduced cost. On the other hand, consumption in the process was reduced by adopting processes with shortest material flow, most efficient and lowest consumptive equipments and lowest cost. As for aluminum, the concentrative promotion of technologies such as "3-dimensional refinements" proved very effective. It boosted the efficiency of electric current and lowered direct current power consumption per tonne aluminium, greatly saving the power. As for aluminum fabrication, focus was put on development of new materials and new products such as aluminum alloys for transportation application, high quality can foil, CTP plate base and metal composite materials.

8.

The Group is committed to transform itself into a resource-efficient enterprise. It speeded up the renovation of integrated energy-saving technology by means of new production techniques and technologies, mainly by streamlining its production workflow and perfecting its product structure. In the first half of 2009, the Group saved energy equivalent to 480,000 tonnes of standard coal and maintained a clean environment.

9.

The Group proactively carried out cooperation and negotiation in direct purchase of electricity, including participating in modification of the state's sample contract for the direct purchase of electricity and finalizing pilot measures for direct purchase of electricity. Currently, the relevant work is progressing smoothly.

10.

On June 30 2009, the resolution of proposed private offering of RMB denominated ordinary shares (A shares) was approved by the Board of the Company, details of which are as follows: Not more than 1,000,000,000 A shares would be issued to no more than ten target subscribers. The issue price will be not less than 90% of the average trading price of the A shares of the Company in the 20 trading days immediately preceding the pricing base date. The shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the offering. Period of validity of the resolutions which approved the offering: 12 months from the date of the resolutions passed at the extraordinary general meeting, A Share Class Meeting and H Share Class Meeting.

The implementation of the proposal were approved by the shareholders at the extraordinary general meeting, A Share Class Meeting and H Share Class Meeting held on 24 August 2009 and is subject to the approval by China Securities Regulatory Commission and other relevant regulatory authorities.

MARKET REVIEW

ALUMINA

Since the beginning of the year, alumina price have continued the downward trend of last year, lingering at low levels. In the first quarter, CIF PRC price for spot alumina in the international market bottomed at US$170 per tonnes. The lowest price of domestic spot alumina was RMB1,800 per tonnes. By the end of June, CIF China price for spot alumina in international market was approximately US$270 per tonne. The spot price of domestic alumina was approximately RMB2,150 per tonne.

Since the beginning of the year, global alumina operating capacity has been declining. By the end of June, the capacity utilization rate of global alumina was 78% while the utilization rate in China was 67%. In the first half of 2009, the global output and consumption of alumina amounted to 35.51 million tonnes and 34.23 million tonnes respectively, representing a year-on-year decrease of 10.2% and 12.2%. China's production volume of alumina was 10.62 million tonnes, down by 4.6% year-on-year; alumina imported to the PRC was 2.68 million tonnes, representing a year-on-year increase of 12.1%; demand for alumina reached 11.41 million tonnes, representing a year-on-year decrease of 15.4%.

PRIMARY ALUMINUM

In the first half of the year, global aluminum consumption remained sluggish, which resulted in the dangling of aluminum price in low territory. Price hit the bottom of the year in February at US$1,288 per tonne. With stimulus packages from governments, recovery of economy, depreciation of US Dollar and reserve of the PRC government, aluminium price rebounded gradually, hitting the high of the three-month aluminum futures price on London Metal Exchange (LME) at US$1,700 per tonne. Domestic aluminum prices closed at RMB11,890 per tonne at the beginning of the year. Three-month aluminum futures price on Shanghai Futures Exchange (SHFE) hit as high as RMB14,480 per tonne. In the first half of the year, the average price of three-month aluminum futures on LME was US$1,457 per tonne, decreasing by 49.0% year-on-year; the average price of three-month aluminum futures on SHFE was RMB12,195 per tonne, down 36.7% year-on-year. Since the beginning of the year, aluminum smelters around the world have been shutting down their capacity. As at the end of June 2009, capacity utilization rate of global aluminum smelters was 80.8% while the utilization rate in China was 69.3%. In the first half of the year, primary aluminum consumption in China and the world had seen negative growth. The global output of primary aluminum was 17. 63 million tonnes, representing a year-on-year decrease of 11.4%; the global consumption of primary aluminum was 16.31 million tonnes, representing a year-on-year decrease of 19.3%. China's output of primary aluminum was 5.67 million tonnes, representing a year-on-year decrease of 14.4%; its consumption of primary aluminum was 6.02 million tonnes, representing a year-on-year decrease of 4.4%.

ALUMINUM FABRICATION

Since the beginning of the year, the market demand for aluminum fabrication materials witnessed a year-on-year decrease under the impact of the international financial crisis, such decrease was mainly attributable to the industry downturn in the construction, transportation and delivery and power industries, which accounted for 70% of the total consumption of aluminum. Exports of electrical appliances products and domestic consumption in the PRC saw a plunge while a majority of the downstream enterprises of aluminum fabrication, including enterprises of packaging, building materials, machinery, electronics and durable goods, suffered under-utilization of capacity. Besides, exports of domestic aluminum fabrication materials in the PRC decreased by approximately over 40% as compared to the corresponding period last year. Overseas products, such as tank and aluminum foil materials, set foot in the domestic market of the PRC. Orders of aluminum during the first quarter of 2009 contracted as compared to the corresponding period last year while that of the second quarter rebounded. In the first half of the year, the production capacity of aluminum fabrication saw a year-on-year increase whilst utilization rate of capacity lingered at 70% and processing charges faced a falling trend. In the first half of 2009, the output and consumption of domestic aluminum fabricated products amounted to 7.80 million tonnes and 7.40 million tonnes, respectively, representing a year-on-year growth of 10% and 9.9%, respectively.

OUTLOOK AND PROSPECTS

In the second half of 2009, as global economy stabilizes and demand rebounds, aluminum price is to fluctuate toward higher ends. The Group is to focus on cost control, continue to promote cost-oriented strategy, lower cost and improve efficiency. Efforts will be put on the following aspects:

1.

In order to ensure the stability in production and operation, the Group will organize its production activities in a flexible way under the principle of maximizing efficiency. Further, it will develop the overall advantage of the product chain and exploit the synergy effect.

2.

To actively promote comprehensive budget controls and centralized capital management. The Group will strengthen the financial control and further optimize the debt structure so as to lower cost of capital. Meanwhile, sufficient cash reserve will be maintained.

3.

To further press ahead the resource strategy, step up mine construction and improve the reliability of ore supply. The Group will accelerate the industrial application of ore-processing, optimize resources allocation, and upgrade comprehensive utilization of resources. At the same time, overseas development projects will be promoted in a continuous manner.

4.

To enhance the forward-looking research, and pile up strategic reservation when prices of raw materials are low. The Group will actively optimize the structure of product inventory, lower average storage cost and purchase cost.

5.	To further utilize the advantage of centralized management of sales, innovate marketing modes, implement more active and flexible marketing strategy to consolidate and expand market shares.

6.

To actively engage in industry restructure and coordinate project deployment. High-cost capacity will be replaced by lower cost and more competitive projects. The industry deployment will concentrate in areas abundant in resources, energy and consumer markets. The Group targets to produce products with high quality, high-tech, high added value and strong market competitiveness while its production will be shifted toward safe, clean, saving, low emission and recycling features. Meanwhile, the Group aims to operate at lower cost, higher efficiency and more profitability and transform its management mode toward lean and concentrated management. By optimizing investment structure and lowering investment cost, the Group will inject highly competitive new factors to recast its new edges.

7.

To expedite the technological strategies. The Group will focus on cost cut and efficiency enhancement, energy saving and emission reduction, and technical reserves. Advanced technology will be adopted actively to upgrade equipment and product quality, lower resources and energy consumption for the sustainable development of the Company.

8.

To further improve the investment management system, strengthen responsibility monitoring mechanism for investment projects (especially for major projects), and promote accountability system for investment projects.

9.	To proactively press ahead cooperation and negotiation in direct purchase of electricity.

RESULTS

Turnover of the Group for the six months ended June 30, 2009 amounted to RMB28.0 billion, representing a decrease of 29% over the same period last year. The loss attributable to equity holders of the Company amounted to RMB3.522 billion, representing a decrease of 247% over the same period last year. Loss per share attributable to the equity holders of the Company was RMB0.26.

INTERIM DIVIDEND

The Board does not propose an interim dividend for the six months ended June 30, 2009.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
For The Six Months Ended June 30, 2009

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
As of June 30, 2009
(Amounts expressed in thousands of RMB unless otherwise stated)

		June 30,	December 31,
		2009	2008
	Note	RMB'000	RMB'000

ASSETS

Non-current assets
Intangible assets	5	3,043,084	2,966,879
Property, plant and equipment	5	87,529,083	86,014,123
Land use rights and leasehold land		1,729,137	1,730,550
Interests in jointly controlled entities		618,511	701,850
Interests in associates		146,409	104,809
Available-for-sale financial assets		41,592	38,214
Deferred income tax assets		1,494,809	698,504
Other non-current assets		536,058	785,103

Total non-current assets		95,138,683	93,040,032

Current assets
Inventories		17,839,086	19,876,015
Accounts receivable	6	2,291,574	2,035,324
Other current assets		4,839,165	4,222,699
Financial assets at fair value
through profit or loss		64,325	57,864
Restricted cash		814,263	242,753
Fixed deposits		103,139	70,703
Cash and cash equivalents		13,077,148	15,982,129

Total current assets		39,028,700	42,487,487

Total assets		134,167,383	135,527,519

EQUITY

Equity attributable to equity
holders of the Company
Share capital		13,524,488	13,524,488
Reserves		38,049,083	41,473,994

		51,573,571	54,998,482
Minority interests		4,898,310	5,198,340

Total equity		56,471,881	60,196,822

LIABILITIES

Non-current liabilities
Long-term borrowings	7	38,220,472	36,132,552
Deferred income tax liabilities		74,165	53,768
Other non-current liabilities		433,216	693,549

Total non-current liabilities		38,727,853	36,879,869

Current liabilities
Accounts payable	8	5,337,097	4,761,940
Other payables and accrued expenses		10,093,220	11,151,653
Short-term borrowings and current
portion of long-term borrowings	7	23,369,292	22,290,215
Financial liabilities at fair value through
profit or loss		-	114,047
Dividends payable		113,189	108,812
Current income tax liabilities		54,851	24,161

Total current liabilities		38,967,649	38,450,828

Total liabilities		77,695,502	75,330,697

Total equity and liabilities		134,167,383	135,527,519

Net current assets		61,051	4,036,659

Total assets less current liabilities		95,199,734	97,076,691

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME For the six months ended June 30, 2009 (Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30

2009

			2008
			Restated
			(Note 4)
	Note	RMB'000	RMB'000

Revenue	9	27,984,684	39,662,628
Cost of sales		(29,996,984)	(33,766,809)

Gross (loss)/profit		(2,012,300)	5,895,819

Selling and distribution expenses	10	(554,363)	(719,811)
General and administrative expenses	11	(1,166,310)	(1,313,655)
Research and development expenses		(54,318)	(93,107)
Other income, net	12	443,659	88,186

Operating (loss)/profit	13	(3,343,632)	3,857,432

Finance income		63,178	94,272
Finance costs, net	14	(1,095,161)	(815,756)
Shares of (losses)/profits of jointly
controlled entities		(100,340)	3,405
Shares of profits of associates		29,113	108,724

(Loss)/profit before income tax		(4,446,842)	3,248,077

Income tax	15	672,134	(640,911)

(Loss)/profit for the period		(3,774,708)	2,607,166

Other comprehensive income/(loss),
net of tax:
Fair value changes on available-for-sale
financial assets		2,872	(7,663)
Exchange differences		66,909	(19,617)

Total other comprehensive income/(loss)
for the period, net of tax		69,781	(27,280)

Total comprehensive (loss)/income
for the period		(3,704,927)	2,579,886

(Loss)/profit for the period attributable to:
Equity holders of the Company		(3,521,759)	2,393,902
Minority interests		(252,949)	213,264

		(3,774,708)	2,607,166

Total comprehensive (loss)/income
for the period attributable to:
Equity holders of the Company		(3,453,089)	2,369,589
Minority interests		(251,838)	210,297

		(3,704,927)	2,579,886

Basic (loss)/earnings per share for
profit attributable to the equity
holders of the Company
(expressed in RMB per share)	16	(0.260)	0.177

Dividends	17	-	703,273

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY For the six months ended June 30, 2009 (Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company

Capital reserve

			Other	Statutory			Investment
	Share	Share	capital	surplus	Special	Exchange	revaluation	Retained		Minority	Total
	capital	premium	reserve	reserve	reserve	differences	reserve	earnings	Total	interests	equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2009	13,524,488	12,893,507	428,833	5,799,232	33,213	(170,353)	1,556	22,488,006	54,998,482	5,198,340	60,196,822
Loss for the six months
ended June 30, 2009	-	-	-	-	-	-	-	(3,521,759)	(3,521,759)	(252,949)	(3,774,708)
Other comprehensive
income/(loss):
Fair value changes
on available-for-sale
financial assets-gross	-	-	-	-	-	-	2,070	-	2,070	1,308	3,378
Fair value changes
on available-for-sale
financial assets-tax	-	-	-	-	-	-	(310)	-	(310)	(196)	(506)
Exchange differences	-	-	-	-	-	66,909	-	-	66,909	-	66,909

Total comprehensive
income/(loss) for
the six months ended
June 30, 2009	-	-	-	-	-	66,909	1,760	(3,521,759)	(3,453,090)	(251,837)	(3,704,927)
Increase in special reserve	-	-	-	-	15,692	-	-	-	15,692	-	15,692

Share of special reserve of
an associate	-	-	-	-	12,487	-	-	-	12,487	-	12,487

Dividend paid to minority
shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	(48,193)	(48,193)

As of June 30, 2009	13,524,488	12,893,507	428,833	5,799,232	61,392	(103,444)	3,316	18,966,247	51,573,571	4,898,310	56,471,881

As of January 1, 2008	13,524,488	12,893,507	4,521,180	5,719,084	19,487	10,047	7,547	23,992,723	60,688,063	3,805,144	64,493,207
Profit for the six months
ended June 30, 2008	-	-	-	-	-	-	-	2,393,902	2,393,902	213,264	2,607,166
Other comprehensive
income/(loss):
Fair value changes
on available-for-sale
financial assets-gross	-	-	-	-	-	-	(5,525)	-	(5,525)	(3,490)	(9,015)
Fair value changes
on available-for-sale
financial assets-tax	-	-	-	-	-	-	829	-	829	523	1,352
Exchange differences	-	-	-	-	-	(19,617)	-	-	(19,617)	-	(19,617)

Total comprehensive
(loss)/income for
the six months ended
June 30, 2008	-	-	-	-	-	(19,617)	(4,696)	2,393,902	2,369,589	210,297	2,579,886
Distribution to original
shareholders in relation
to common control
combinations (Note 4)	-	-	(4,154,058)	-	-	-	-	-	(4,154,058)	(26,441)	(4,180,499)
Grants payable transfer
to capital reserve	-	-	88,000	-	-	-	-	-	88,000	-	88,000
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	2,958	2,958
Capital injection
from minority interest	-	-	-	-	-	-	-	-	-	555,443	555,443
Disposals of subsidiaries	-	-	-	-	-	-	-	-	-	(336)	(336)
Increase in special reserve	-	-	-	-	9,060	-	-	-	9,060	-	9,060
Dividend paid	-	-	-	-	-	-	-	(716,798)	(716,798)	-	(716,798)
Dividend paid to minority
shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	(220,325)	(220,325)

As of June 30, 2008	13,524,488	12,893,507	455,122	5,719,084	28,547	(9,570)	2,851	25,669,827	58,283,856	4,326,740	62,610,596

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW INTERIM STATEMENT For the six months ended June 30, 2009 (Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30
		2009	2008
			Restated
			(Note 4)
	Note	RMB'000	RMB'000

Net cash generated from operating activities		1,371,297	1,911,106

Cash flows generated from investing activities
Purchases of intangible assets		(80,961)	(10,714)
Purchases of property, plant and equipment		(4,749,495)	(9,014,919)
Purchases of land use rights		-	(138,643)
Proceeds from disposal of property,
plant and equipment		5,877	11,198
Investment in a jointly controlled entity		(17,001)	(63,882)
Investment in an associate		-	(30,000)
Payments of consideration for acquisitions
of subsidiaries, net of cash acquired		(69,356)	(4,177,717)
Increase in fixed deposits		(20,000)	(39,910)
Increase in restricted cash		(571,510)	(123,063)
Dividend received		1,843	61,515
Interest received		3,179	2,718
Cash inflow from settlement of future contracts		131,913	96,177
Increase in entrusted loans		-	(100,000)
Others		31,449	(34,671)

Net cash used in investing activities		(5,334,062)	(13,561,911)

Cash flows generated
from financing activities
Share issuance expenses relating
to placement in 2007		(32,000)	-
Issuance of short-term and long-term bonds,
net of issuance expenses		-	6,977,000
Payment of installment of bond issuance expenses		(15,000)	-
Repayments of short-term bonds		(2,000,000)	(3,030,000)
Drawdown of short-term and long-term loans		18,102,559	17,715,278
(Repayments)/drawdown of shareholder's loans		(456,270)	126,270
Repayments of short-term and long-term loans		(12,850,767)	(5,775,220)
Capital injection from minority shareholders		-	184,800
Dividends paid by subsidiaries
to minority shareholders		(43,816)	(51,459)
Dividends paid to the equity holders
of the Company		-	(728,922)
Interest paid		(1,661,059)	(1,321,292)

Net cash generated from financing activities		1,043,647	14,096,455

Net (decrease)/increase in cash and
cash equivalents		(2,919,118)	2,445,650
Cash and cash equivalents
at beginning of the period		15,982,129	8,824,971
Exchange losses on cash and
cash equivalents		14,137	19,792

Cash and cash equivalents
at end of the period		13,077,148	11,290,413

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION For the six months ended June 30, 2009 (Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in alumina refining, primary aluminum smelting and aluminum fabrication products. Its principal products are alumina, primary aluminum and aluminum fabrication products.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange on April 30, 2007.

This unaudited condensed consolidated interim financial information is presented in Chinese Renminbi ("RMB"), unless otherwise stated. It has been approved for issue by the Company's Board of Directors on August 24, 2009.

2.	CHANGES IN FINANCIAL REPORTING STANDARDS

For the six months ended June 30, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. With effect from the six months ended June 30, 2009, the Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Boards (the "IASB") and compiled the comparative financial statements for the six months ended June 30, 2008 in accordance with IFRS. The conversion from HKFRS to IFRS did not result in any material impact on the Group's unaudited condensed consolidated interim financial information.

IFRS 1, 'First-time adoption of International Financial Reporting Standards' is applicable as the Group's unaudited condensed consolidated interim financial information for the six months ended June 30, 2009 is part of the period covered by the Group's first IFRS financial statements for the year ending December 31, 2009. The Group's IFRS adoption and transition date is January 1, 2008 and the Group prepared its opening balance sheet in compliance with IFRS.

The Group adopted IFRS 1 and IAS 27 (Amendment), 'Consolidated and Separate Financial Statements' in relation to recognition of equity investments when converting to IFRS. Management elected to use the carrying amounts of investments in subsidiaries, jointly controlled entities and associates under HKFRS as of transition date as the deemed investment costs on date of IFRS transition. Except for this exemption, the Group did not accept any other exemptions under the provisions of IFRS.

Hence, the transition from HKFRS to IFRS in accordance with IFRS 1 does not result in a change to the Group's owners' equity reported under HKFRS on balance sheet date and comparative period (including date of IFRS transition). It also does not result in any change in the statement of comprehensive income reported under HKFRS for the period ended June 30, 2008. Accordingly, no reconciliations are presented for the shareholders' equity at the relevant balance sheet dates and statement of comprehensive income for the relevant period then ended.

3.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended June 30, 2009 has been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting". The unaudited condensed interim consolidated financial information should be read in conjunction with the financial statements for the year ended December 31, 2008, which have been prepared in accordance with HKFRS.

(b)	Significant accounting policies

This unaudited condensed consolidated interim financial information has been prepared in accordance with those standards and interpretations issued by the IASB and effective as of financial year beginning on January 1, 2009.

(i)	New standards, amendments to standards which are relevant to the Group's operations and mandatory for the financial year beginning January 1, 2009, and adopted by the Group:

IAS 1 (Revised)	"Presentation of financial statements"
IAS 23 (Revised)	"Borrowing costs"
IFRS 7 (Amendment)	"Financial instruments: disclosures"
IFRS 8	"Operating Segments"
IASB improvement document -
IFRS 7 (Amendment)	"Financial instruments: disclosures"
IAS 28 (Amendment)	"Investment in associates"
IAS 36 (Amendment)	"Impairment of assets"
IAS 38 (Amendment)	"Intangible assets"

The adoption of these new standards and amendments to standards in the current period did not result in any significant changes to the Group's accounting policies and had no material effect on the unaudited condensed consolidated interim financial statements except for certain disclosures as follows:

*

IAS 1 (revised), 'Presentation of financial statements'. The revised standard prohibits the presentation of terms of income and expenses (i.e. 'non-owner changes in equity') in the consolidated statements of changes in equity, requiring non-owner changes in equity to be required to be shown in a performance statement. Entities may choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group elected to present one statement and the unaudited condensed interim consolidated financial information has been prepared under the revised presentation and disclosure requirements.

*

IFRS 8, 'Operating segments'. IFRS 8 replaces previous segment reporting and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. As the Group applied the same disclosure basis described above in prior period, it is not expected to have material change to the classification of segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief decision-maker has been identified as the Executive Committee that makes strategic decisions. IFRS 8 revised several disclosure items, accordingly prior period comparatives have been restated.

(ii)	New or revised standards and amendments that are relevant to the Group but not yet effective for the period beginning January 1, 2009 and have not been early adopted by the Group:

Effective for
financial
periods beginning
on or after

IFRS 3 (Revised)	"Business combinations"	July 1, 2009
IAS 27 (Amendment)	"Consolidated and separate	July 1, 2009
financial statements"
IAS 28 (Amendment)	"Investments in associates"	July 1, 2009
IAS 31 (Amendment)	"Interests in joint ventures"	July 1, 2009

IASB's annual improvements
project published
in April 2009:
IFRS 38 (Amendment)	"Intangible assets"	July 1, 2009
IFRIC 9 (Amendment)	"Reassessment of embedded	July 1, 2009
derivatives"
IFRS 8 (Amendment)	"Operating segments"	January 1, 2010
IFRS 36 (Amendment)	"Impairment of assets"	January 1, 2010
IFRS 39 (Amendment)	"Financial instruments:	January 1, 2010
Recognition and
measurement "
IAS 7 (Amendment)	"Statement of cash flows"	January 1, 2010
IAS 17 (Amendment)	"Leases"	January 1, 2010

The Group will apply the above standards, amendments to standards and interpretations from January 1, 2010. The Group has already commenced an assessment of the related impact to the Group. The Group is not yet in a position to state whether any substantial changes to the Group's significant accounting policies and presentation of the financial information will be resulted.

*

IFRS 3 (revised), 'Business combinations' and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates' and IAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the Group. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (revised) to all business combinations from January 1, 2010.

*

Amendment to IAS 38 'Intangible assets', effective for periods beginning on or after July 1, 2009. This clarifies the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognized separately from goodwill but together with the related item. The Group will apply IAS 38 (Amendment) from January 1, 2010.

*

Amendment to IFRIC 9 'Reassessment of embedded derivatives', effective for periods beginning on or after July 1, 2009. This amendment aligns the scope of IFRIC 9 to the scope of IFRS 3 (revised): the interpretation does not apply to embedded derivatives in contracts acquired in a business combination, a common control combination or the formation of a joint venture. The Group will apply IFRIC 9 (amendment) from January 1, 2010.

*

Amendment to IFRS 8 'Operating segments', effective for periods beginning on or after January 1, 2010. Disclosure of information about total assets and liabilities for each reportable segment is required only if such amounts are regularly provided to the chief operating decision maker. The Group will apply IFRS 8 (Amendment) from January 1, 2010.

*

Amendment to IAS 36 'Impairment of assets', effective for periods beginning on or after January 1, 2010. This clarifies that the largest unit permitted for the goodwill impairment test is the lowest level of operating segment before any aggregation as defined in IFRS 8. The amendment does not have any impact on the Group's financial statements.

*

Amendment to IAS 39 'Financial instruments: recognition and measurement', effective for periods beginning on or after January 1, 2010. Loan prepayment penalties are treated as closely related embedded derivatives, only if the penalties are payments that compensate the lender for loss of interest by reducing the economic loss from reinvestment risk. In addition, the scope exemption to business combination contracts only applies to forward contracts that are firmly committed to be completed between the acquirer and a selling shareholder to buy or sell an acquiree in a business combination at a future acquisition date. Therefore option contracts are not in this scope exemption. This amendment also clarifies that in a cash flow hedge of a forecast transaction that a reclassification of the gains or losses on the hedged item from equity to profit or loss is made during the period the hedged forecast cash flows affect profit or loss. The Group will apply IAS 39 (amendment) from January 1, 2010.

*

Amendment to IAS 7 'Statement of cash flows', effective for periods beginning on or after January 1, 2010. Only expenditures that result in a recognized asset are eligible for classification as investing activities. The Group will apply IAS 7 (amendment) from January 1, 2010.

*

Amendment to IAS 17 'Leases', effective for periods beginning on or after January 1, 2010. The amendment removes the specific guidance on the classification of long-term leases of land as operating leases. When classifying land leases, the general principles applicable to the classification of leases should be applied. The classification of land leases has to be reassessed on adoption of the amendment on the basis of information existing at inception of the leases. The Group will apply IAS 17 (amendment) from January 1, 2010.

4.	BUSINESS COMBINATIONS

On May 30, 2008, the Company acquired the following entities from Aluminum Corporation of China ("Chinalco"), the Company's ultimate holding company, and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous"), an entity controlled by Chinalco, for cash consideration of RMB4,175 million. In addition, pursuant to the terms of the acquisition agreement, the original shareholders of the acquirees are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates and May 30, 2008. In this connection, the Company is required to pay an additional RMB5.74 million to the original shareholders. These entities are incorporated and operated in the PRC.

		Equity interest
Name of acquiree	Principal activities	acquired

Lanzhou Liancheng Longxing	Manufacture and sale of	100%
Aluminum Company Limited	primary aluminum
Huaxi Aluminum Company Limited	Manufacture and sale of	56.86%
	aluminum fabrication products
Chalco Ruimin Company Limited	Manufacture and sale of aluminum	75%
	fabrication products
Chalco Southwest Aluminum Cold	Manufacture and sale of aluminum	100%
Rolling Company Limited	fabrication products
Chalco Southwest Aluminum	Manufacture and sale of aluminum	60%
Company Limited	fabrication products
Chalco Henan Aluminum	Manufacture and sale of aluminum	84.02%
Company Limited	fabrication products

As both the Company and the six acquirees are under the common control of Chinalco before and after the acquisition, these transactions were accounted for as a common control business combinations, using merger accounting.

On September 30, 2008, the Company acquired the aluminum alloy (a kind of primary aluminum product) business from Pingguo Aluminum Company ("Aluminum Alloy Business of Pingguo Aluminum") for cash consideration of RMB96.39 million. Pursuant to the terms of the acquisition agreement, the original shareholder of the acquiree is entitled to profit or loss generated by Aluminum Alloy Business of Pingguo Aluminum between the agreed-upon valuation date and September 30, 2008 (the "Valuation Period"). As a result, the original shareholder is required to pay the Company RMB27.04 million, which represented the loss incurred by the Aluminum Alloy Business of Pingguo Aluminum during the Valuation Period. As both the Company and Aluminum Alloy Business of Pingguo Aluminum are under the common control of Chinalco before and after the acquisition, the acquisition was accounted for as a common control business combination, using merger accounting. Accordingly, the Group's operating results and cash flows for the six months ended June 30, 2008 have been restated as follows:

For the six months ended June 30, 2008

	The
	Group before
	acquisition of
	Aluminum Alloy	Aluminum Alloy
	Business	Business
	of Pingguo	of Pingguo
	Aluminum	Aluminum	Adjustments	Total
	RMB'000	RMB'000	RMB'000	RMB'000

Revenue	39,606,826	375,184	(319,382)	39,662,628

Profit for the period	2,623,070	(4,967)	(10,937)	2,607,166

Net cash generated from
operating activities	1,901,534	9,572	-	1,911,106
Net cash used in
investing activities	(13,558,766)	(3,145)	-	(13,561,911)
Net cash generated from
financing activities	14,126,763	(30,308)	-	14,096,455

5.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Intangible assets

			Computer		Property,
		Mining	software		plant and
	Goodwill	rights	and others	Total	equipment
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Net book amount as
of January 1, 2009	2,362,735	511,776	92,368	2,966,879	86,014,123
Additions (Note 9)	-	80,507	15,088	95,595	4,440,989
Disposals	-	-	-	-	(23,825)
Amortization and
depreciation	-	(20,831)	(9,552)	(30,383)	(2,902,204)
Exchange differences	-	10,993	-	10,993	-

Net book amount
as of June 30, 2009	2,362,735	582,445	97,904	3,043,084	87,529,083

Net book amount as
of January 1, 2008	2,330,945	308,071	49,218	2,688,234	69,285,278
Additions (Note 9)	-	4,346	6,463	10,809	9,866,562
Disposals	-	-	-	-	(50,307)
Amortization and
depreciation	-	(10,246)	(6,816)	(17,062)	(2,539,756)

Net book amount
as of June 30, 2008	2,330,945	302,171	48,865	2,681,981	76,561,777

As of June 30, 2009, certain property, plant and equipment were pledged as securities for the Group's borrowings (Note 7(e)).

6.	ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Trade receivables	1,964,715	1,734,896
Less: provision for doubtful debts	(414,064)	(421,857)

	1,550,651	1,313,039
Notes receivable	740,923	722,285

	2,291,574	2,035,324

Sales to third party customers are normally on advance of payment or documents against payment. Sales to large and long-established customers, credit period of up to one year may be granted. Sales to Chinalco and its related entities are receivable on demand.

As of June 30, 2009, the ageing analysis of trade receivables is as follows:

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Within 1 year	1,420,949	1,242,516
Between 1 and 2 years	89,078	33,173
Between 2 and 3 years	14,577	17,834
Over 3 years	440,111	441,373

	1,964,715	1,734,896

Notes receivable are bank acceptance drafts within maturity period of six months (December 31, 2008: within six months).

As of June 30, 2009, trade receivables totaling RMB10 million (December 31, 2008: nil) were pledged against the Group's borrowings (Note 7(e)).

As of June 30, 2009, notes receivable totaling RMB13 million (December 31, 2008: RMB33 million) were pledged to certain banks for issuance of certain notes payable (Note 8).

7.	BORROWINGS

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Long-term borrowings
Long-term bank and other loans (Note (a))
-Secured (Note (e))	631,249	665,819
-Guaranteed	4,911,192	5,720,408
-Unsecured	22,241,959	20,732,972

	27,784,400	27,119,199

Medium-term notes and long-term bonds,
unsecured (Note (b))	11,889,158	11,963,083

Total long-term borrowings	39,673,558	39,082,282
Current portion of long-term borrowings	(1,453,086)	(2,949,730)

Non-current portion of long term-loans	38,220,472	36,132,552

Short-term borrowings
Short-term bank loans (Note (c))
-Secured (Note (e))	672,000	260,000
-Guaranteed	330,000	1,591,000
-Unsecured	17,772,793	12,337,202

	18,774,793	14,188,202
Short-term bonds, unsecured (Note (d))	3,141,413	5,152,283

	21,916,206	19,340,485

Current portion of long-term borrowings	1,453,086	2,949,730

Total short-term borowings and
current portion of long-term borrowings	23,369,292	22,290,215

Notes:

(a)	Long-term bank and other loans

(i)	Repayment of long-term bank and other loans are set out below:

Bank loans	Other loans

	June 30,	December 31,	June 30,	December 31,
	2009	2008	2009	2008
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 year	1,424,434	2,908,374	28,652	41,356
Between 1 and 2 years	5,907,403	3,393,820	18,102	18,279
Between 2 and 5 years	12,965,815	13,204,281	54,305	54,837
Over 5 years	7,290,822	7,399,102	94,867	99,150

	27,588,474	26,905,577	195,926	213,622

Other loans were provided by Ministry of Finance of local governments to a branch and a subsidiary of the Company.

(ii)	Details of guaranteed long-term bank and other loans are set out below:

Guarantors

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Chinalco	2,528,237	2,902,228
Shanxi Zhangze Electric Power Co., Ltd. (Note (1))	780,000	780,000
Luoyang Economic Investment Co., Ltd.
("Luoyang Economic") (Note (1))	101,111	115,738
Lanzhou Aluminum Factory (Note (2))	93,554	103,922
Yichuan Power Industrial Group Company
("Yichuan Power") (Note (1))	70,115	76,380
Jiaozuo Wanfang Group Co., Ltd.
(Note (1)) and Henan Tire Group
Co., Ltd. (Note (3))	66,800	66,800
Luoyang Longquan Aluminum
Products Co., Ltd. (Note (1))	57,000	57,000
China Nonferrous (Note (1))	44,375	48,340
Baotou Aluminum (Group) Co., Ltd.
("Baotou Group") (Note (2))	-	250,000
Henan Tire Group Co., Ltd.	-	150,000
The Company (Note (4))	1,170,000	1,170,000

	4,911,192	5,720,408

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(1)	Guarantors are minority shareholders of certain subsidiaries of the Company.

(2)	Guarantors are subsidiaries of Chinalco and shareholders of the Company.

(3)	Guarantors are joint guarantors.

(4)	The Company has provided guarantees to its subsidiaries for bank loans.

(iii)	The effective annual interest rates of long-term bank loans for the six months ended June 30, 2009 and 2008 ranged from 1.53% to 8.51% and 2.30% to 8.51%, respectively.

(b)	Medium-term notes and long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with ten-year terms for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with three-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

In October 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) with five-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

(c)	Short-term bank loans

(i)	Details of guaranteed short-term bank loans are set out below:

	June 30,	December 31,
	2009	2008
Guarantors	RMB'000	RMB'000

Chinalco	230,000	633,000
Baotou Group	100,000	818,000
Yichuan Power	-	40,000
China Nonferrous	-	50,000
Luoyang Economic	-	50,000

	330,000	1,591,000

(ii)	The effective annual interest rates of short-term bank loans for the six months ended June 30, 2009 and 2008 ranged from 1.70% to 7.47% and 4.49% to 7.47%, respectively.

(d)	Short-term bonds

In February 2008, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.99% and 5.40%, respectively. These short-term bonds have matured and were fully redeemed in February 2009.

In July 2008, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100.00 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.83% and 5.25%, respectively. These short-term bonds have matured and were fully redeemed in July 2009.

(e)	Securities for long-term and short-term borrowings

The carrying value of assets secured for long-term bank and other loans and short-term loans are set out below:

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Trade receivables	10,443	-
Property, plant and equipment	1,397,855	900,230
Land use rights	237,847	52,262
Inventories	129,123	44,148

	1,775,268	996,640

As of June 30, 2009, cash amounted to RMB21 million (December 31, 2008: nil) was pledged for certain bank loans.

8.	ACCOUNTS PAYABLE

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Trade payables	3,294,809	4,343,930
Notes payable (Note 6)	2,042,288	418,010

	5,337,097	4,761,940

As of June 30, 2009, the ageing analysis of trade payables is as follows:

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Within 1 year	3,107,920	4,213,654
Between 1 and 2 years	113,642	70,967
Between 2 and 3 years	29,131	17,474
Over 3 years	44,116	41,835

	3,294,809	4,343,930

Notes payable are bank acceptance drafts within maturity period of six months (December 31, 2008: within six months).

9.	REVENUE AND SEGMENT INFORMATION

Revenue

Revenue recognized during the period is as follows:

For the six months ended June 30
	2009	2008
	RMB'000	RMB'000

Sales of goods (net of value-added tax)	27,176,378	38,215,499
Other revenue (Note)	808,306	1,447,129

	27,984,684	39,662,628

Note:

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services.

Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to the segments and assess their performance. Management has determined the operating segments on the basis of these reports. The Executive Committee considers the business from product perspective. From a product perspective, the Executive Committee assesses the performance of alumina, primary aluminum and aluminum fabrication.

The Executive Committee assesses the performance of operating segments based on profit before income tax in related periods excluding financial income and costs, shares of profits of jointly controlled entities, shares of profits of associates and operating results of those centrally managed and resource allocation functions in headquarters. Unless otherwise stated below, the assessment manner used by the Executive Committee is consistent with that applied by this unaudited condensed consolidated interim financial information.

The corporate and other services cover other operating activities of the Group, including research and development related to the aluminum business.

Segment assets mainly exclude interests in jointly controlled entities, interests in associates, available-for-sale financial assets, prepaid current income tax, deferred income tax assets and resource allocation functions in headquarters. Segment liabilities mainly exclude the borrowings, current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at consolidation level.

For the six months ended June 30, 2009
				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total revenue	9,658,484	19,946,561	3,647,205	1,344,079	(6,611,645)	27,984,684
Inter-segment revenue	(5,475,188)	(1,136,457)	-	-	6,611,645	-

Revenue from external
customers	4,183,296	18,810,104	3,647,205	1,344,079	-	27,984,684

Segment loss	(2,037,958)	(713,852)	(411,848)	(288,444)	108,470	(3,343,632)
Finance income						63,178
Finance cost, net						(1,095,161)
Shares of losses
of jointly controlled entities						(100,340)
Share of profits
of associates						29,113

Loss before income tax						(4,446,842)
Income tax						672,134

Loss for the period						(3,774,708)

Other items
Amortization of
lease prepayment	7,895	10,515	3,463	1,366	-	23,239
Depreciation and
amortization	1,389,606	1,396,191	197,952	85,085	-	3,068,834
(Gain)/loss on disposal
of property, plant
and equipment	(3,988)	6,268	-	-	-	2,280
(Reversal of)/provision
for doubtful debts
on receivables	(3,718)	(19)	511	-	-	(3,226)

Capital expenditures
during the period
Intangible assets	81,515	2,580	41	11,459	-	95,595
Property, plant
and equipment	1,954,236	1,500,885	1,007,228	14,491	-	4,476,840

For the six months ended June 30, 2008
				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total revenue	16,443,060	24,390,400	6,482,026	1,278,638	(8,931,496)	39,662,628
Inter-segment revenue	(7,623,631)	(1,298,588)	(9,277)	-	8,931,496	-

Revenue from external
customers	8,819,429	23,091,812	6,472,749	1,278,638	-	39,662,628

Segment profit/(loss)	2,229,908	1,997,086	(18,036)	(240,038)	(111,488)	3,857,432
Finance income						94,272
Finance cost, net						(815,756)
Shares of profits of
jointly controlled entities						3,405
Share of profits
of associates						108,724

Profit before income tax						3,248,077
Income tax						(640,911)

Profit for the period						2,607,166

Other items
Amortization of
lease prepayment	12,613	8,167	2,447			23,227
Depreciation and amortization	1,117,790	1,146,765	134,221	130,267	-	2,529,043
Loss on disposal of property,
plant and equipment	28,077	8,779	2,253	-	-	39,109
(Reversal of)/provision for
inventory obsolescence	(2,003)	346	(13,393)	1,657	-	(13,393)
Provision for/(reversal of)
doubtful debts
on receivables	1,020	(127)	947	-	-	1,840

Capital expenditures
during the period
Intangible assets	5,742		60	5,007	-	10,809
Property, plant
and equipment	4,343,163	4,761,793	678,373	83,233	-	9,866,562

As of June 30, 2009
				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment assets	52,542,996	56,674,033	13,304,982	13,269,744	(4,647,321)	131,144,434
Interests in jointly
controlled entities						618,511
Interests in associates						146,409
Deferred income tax assets						1,494,809
Current income tax assets						763,220

Total assets						134,167,383

Segment liabilities	6,671,445	7,723,846	2,066,619	4,240,603	(4,755,791)	15,946,722
Deferred income tax liabilities						74,165
Current income tax liabilities						54,851
Borrowings						61,619,764

Total liabilities						77,695,502

As of December 31, 2008
				Corporate
		Primary	Aluminum	and other	Inter-
	Alumina	aluminum	fabrication	operating	segment
	segment	segment	segment	segments	elimination	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Segment assets	53,347,106	62,836,660	12,142,579	11,709,950	(6,762,607)	133,273,688
Interests in jointly
controlled entities						701,850
Interests in associates						104,809
Deferred income tax assets						698,504
Current income tax assets						748,668

Total assets						135,527,519

Segment liabilities	7,064,319	11,986,710	1,692,571	2,154,009	(6,762,607)	16,135,002
Deferred income tax liabilities						53,768
Current income tax liabilities						24,161
Borrowings						59,117,766

Total liabilities						75,330,697

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Segment revenue from external customers
-The PRC	26,712,156	37,930,438
-Other countries	1,272,528	1,732,190

	27,984,684	39,662,628

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Non-current assets (excluding financial assets,
interests in jointly controlled entities, interests in
associates and deferred income tax assets)
-The PRC	93,106,345	91,874,934
-Other countries	495,937	428,380

	93,602,282	92,303,314

For the six months ended June 30, 2009, revenues of approximately RMB6,470 million (2008: RMB11,097 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum and aluminum fabrication segments. The proportion of segment revenue from other individual customers is not more than 10%.

10.	SELLING AND DISTRIBUTION EXPENSES

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Transportation and loading expenses	364,397	485,971
Packaging expenses	50,235	93,636
Port expenses	36,362	33,526
Salaries and welfare expenses	18,586	17,077
Sales commissions and other handling fee	10,550	9,321
Storage fee	11,977	9,176
Marketing and advertising expenses	4,716	5,395
Others	57,540	65,709

	554,363	719,811

11.	GENERAL AND ADMINISTRATIVE EXPENSES

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Salaries and welfare expenses	319,599	332,779
Taxes other than income tax expense (Note)	237,420	314,619
Depreciation -non-production property,
plant and equipment	115,953	122,470
Amortization of prepaid land use rights
and leasehold land	23,239	23,227
Traveling and entertainment	49,826	74,920
Utilities and office supplies	36,727	39,586
Pollutants discharge fees	13,842	12,539
Repairs and maintenance	16,257	32,214
Insurance	40,941	29,421
Operating lease rental expenses	94,646	69,866
Legal and professional fees	21,952	19,576
Loss on disposal of property, plant and equipment	2,280	39,109
Others	193,628	203,329

	1,166,310	1,313,655

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

12.	OTHER INCOME, NET

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Other income
Government grants	93,917	16,650
Other gains, net
Realized gains on future and option contracts, net	268,193	57,449
Unrealized gains on future and option contracts, net	79,706	13,843
Others	1,843	244

	443,659	88,186

13.	OPERATING (LOSS)/PROFIT

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Loss on disposal of property,
plant and equipment	2,280	39,109
Operating lease rentals in respect
of land and buildings	229,282	349,657
Reversal of inventory obsolescence	-	(13,393)
(Reversal of)/provision for
doubtful debts on receivables	(3,226)	1,840

14.	FINANCE COSTS, NET

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Interest expense	1,122,595	854,845
Exchange gain, net	(27,434)	(39,089)

	1,095,161	815,756

15.	INCOME TAX

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Current income tax	(104,280)	(675,636)
Deferred income tax	776,414	34,725

	672,134	(640,911)

The current income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting them from income tax for the first 5 years from its first production date, etc. In addition, the Group also enjoys preferential policy on tax credit approved in prior years in respect of domestically manufactured production equipment purchased.

Upon the implementation of the new Corporate Income Tax Law from January 1, 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were applying 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25%.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantially enacted at the balance sheet date.

16.	(LOSS)/EARNINGS PER SHARE

Basic Basic (loss)/earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the period.

For the six months
ended June 30
	2009	2008

(Loss)/profit attributable to equity holders
of the Company (RMB)	(3,521,758,985)	2,393,901,525
Weighted average number
of ordinary shares in issue	13,524,487,892	13,524,487,892
Basic (loss)/earnings per share (RMB)	(0.260)	0.177

Diluted Basic (loss)/earnings per share for the six months ended June 30, 2009 is the same as the diluted (loss)/earnings per share as there is no dilutive potential shares.

17.	DIVIDENDS

The 2007 final dividend distribution plan of the Company was approved in the shareholders' meeting on May 9, 2008. The 2007 final dividend, excluding those interim dividends declared and paid during the period, of RMB0.053 per ordinary share, totaling approximately RMB717 million was declared and was fully paid before June 30, 2008.

The 2008 interim dividend distribution plan of the Company was approved in extraordinary shareholders' meeting on October 28, 2008. The 2008 interim dividend of RMB0.052 per ordinary share, totaling approximately RMB703 million was declared and was fully paid before December 31, 2008.

The Board did not recommend the payment of a interim dividend for the six months ended June 30, 2009.

18.	CONTINGENT LIABILITIES

Fushun Aluminum Co., Ltd. ("Fushun Aluminum"), a subsidiary of the Company, was named in the claims by various banks for its joint liabilities for the repayments of loans due from a third party. As of June 30, 2009, litigation proceedings for the aforesaid litigation have been completed. According to the final judgment obtained, Fushun Aluminum is not liable for any of the aforesaid litigation.

19.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Contracted but not provided for	8,064,847	10,278,172
Authorized but not contracted for	28,234,329	30,131,209

	36,299,176	40,409,381

(b)	Commitments under operating leases

Pursuant to non-cancellable operating lease agreements entered, the future aggregate minimum lease payments are summarized as follows:

	June 30,	December 31,
	2009	2008
	RMB'000	RMB'000

Not later than one year	776,844	905,493
Later than one year and not
later than five years	3,107,376	3,621,972
Later than five years	24,268,335	30,877,194

	28,152,555	35,404,659

(c)	Commitments for capital contribution

(i)

On April 17, 2006, the Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") with registered capital of RMB1,400 million. Pursuant to the agreement, the Company is required to inject a total of RMB938 million for 67% equity interest in Zunyi Alumina. As of June 30, 2009, the Company has injected RMB563 million (December 31, 2008: RMB563 million) and is obliged to inject an additional RMB375 million (December 31, 2008: RMB375 million).

(ii)

On January 16, 2009, the Company entered into an investment agreement with Guangxi Investment Group Co., Ltd. to inject a total of RMB103 million to Guangxi Huayin Aluminum Co., Ltd., of which the Company is required to inject RMB34 million. As of June 30, 2009, the Company has injected RMB17 million (December 31, 2008: nil) and is obliged to inject an additional RMB17 million (December 31, 2008: nil).

(iii)	As of June 30, 2009, the Company is committed to inject additional capital of RMB20 million (December 31, 2008: RMB20 million) into a subsidiary, China Aluminum Taiyue Mining Co. Ltd..

20.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with Chinalco and its subsidiaries, associates and jointly controlled entities, and other enterprises directly or indirectly owned or controlled by the PRC government ("other state-owned enterprises") in the ordinary course of business.

For the purpose of the related party transactions disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

(a)	Related party transactions excluding other state-owned enterprises

Save as disclosed elsewhere (except as otherwise stated) in this unaudited condensed consolidated interim financial information, significant related party transactions which were carried out in the normal course of the Group's business during the period were as follows:

For the six months
ended June 30
		2009	2008
		RMB'000	RMB'000

Sales and services rendered: (Note)
Sales of materials and finished
goods, including:	(i)
Chinalco and its subsidiaries		658,768	1,541,818
Jointly controlled entities		-	17,534
Associates		14,130	1,103,514
Other related parties		1,449,224	3,416,306

		2,122,122	6,079,172

Provision of utility services, including:	(ii)
Chinalco and its subsidiaries		143,657	297,084
Associates		364	-
Other related parties		6,866	2,491

		150,887	299,575

Purchase of goods and services:

Provision of engineering, construction
and supervisory services, including:	(iii)
Chinalco and its subsidiaries		1,796,851	3,508,698
Other related parties		11,810	19,774

		1,808,661	3,528,472

Purchases of key and auxiliary
materials from, including:	(iv)
Chinalco and its subsidiaries		335,057	1,018,920
Jointly controlled entities		-	61,556
Associates		4,183	123,718
Other related parties		708,772	2,245,532

		1,048,012	3,449,726

Provision of social services and
logistics services by Chinalco
and its subsidiaries	(v)	191,589	425,861

Provision of utilities services by, including:	(ii)
Chinalco and its subsidiaries		87,986	192,217
Other related parties		34,194	33,723

		122,180	225,940

Rental expenses for land use rights and
buildings charged by Chinalco
and its subsidiaries	(vi)	373,065	414,172

Notes:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, aluminum fabricated products and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services at pricing policy as set out in Note (viii) below.

(ii)	Utility services, including electricity, gas, heat and water, are supplied at prices prescribed by the PRC government ("stated-prescribed price").

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) at pricing policy as set out in Note (viii) below.

(v)

Social services and logistics services provided by Chinalco and its subsidiaries cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy for these services are determined in accordance with pricing policy as set out in Note (viii) below.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco and its subsidiaries, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco and its subsidiaries and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

(viii)	Pricing policy for the above transactions is summarized as follows:

(1)	Adoption of stated-prescribed price;

(2)	If there is no state-prescribed price then adoption of state-guidance price;

(3)	If there is neither state-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); or

(4)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(b)	Related party transactions with other state-owned enterprises

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Sales of goods (Note)	4,197,320	4,718,685
Purchases of raw materials	1,142,823	3,974,307
Purchases of electricity	5,784,601	7,299,954
Purchase of property, plant
and equipment (including
construction services
and materials)	341,450	618,739
Drawdown of loans (including
short-term and long-term)	17,882,589	17,715,278
Interest expense paid	1,557,996	1,160,881

(c)	Period-end balances with related parties

Other than those disclosed elsewhere in the Condensed Consolidated Interim Financial Information, the outstanding balances with related entities at June 30, 2009 are as follows:

	June	December
	30, 2009	31, 2008
	RMB'000	RMB'000

Accounts receivable
Chinalco and its subsidiaries	215,594	165,241
Other related parties	299,455	201,377

	515,049	366,618

Other current assets and
other non-current assets
Chinalco and its subsidiaries	79,093	48,499
Jointly controlled entities	17,618	42,309
Other related parties	7,978	26,580

	104,689	117,338

Accounts payable
Chinalco and its subsidiaries	138,879	312,542
Associates	2,225	1,580
Other related parties	47,027	5,279

	188,131	319,401

Other payables and accrued expense and
other non-current liabilities
Chinalco and its subsidiaries	1,946,920	2,625,164
Jointly controlled entities	332	332
Other related parties	14,594	4,140

	1,961,846	2,629,636

All balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties in concern.

As of June 30, 2009, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises of RMB26,008 million (December 31, 2008: RMB23,766 million) and RMB19,978 (December 31, 2008: RMB17,054 million) respectively.

(d)	Key management personnel compensation

For the six months
ended June 30
	2009	2008
	RMB'000	RMB'000

Basic salaries, housing allowances,
other allowances
and benefits in kind	1,451	1,691
Discretionary bonus	-	67
Pension	566	853

	2,017	2,611

Note:	Revenues are included in total revenue derived from entities directly or indirectly owned or controlled by the PRC government as disclosed in Note 9.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with the current period's presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS ON FINANCIAL POSITIONAND RESULTS OF OPERATION

The following management's discussion and analysis should be read in conjunction with the financial information together with the accompanying notes included in the interim report and other sections elsewhere

BUSINESS SEGMENTS

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabricated products, we organize and manage our operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

Primary aluminum segment, which consists of purchasing alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and sell them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Other segments, which mainly include research and development activities relating to aluminum business of the headquarters and other operations of the Group.

Results of Operations

The Group's loss attributable to equity holders of the Company for the first half of 2009 was RMB3,522 million, representing a significant decrease from the profit of RMB2,394 million for the corresponding period last year. This was mainly attributable the unprecedented pressure and challenges in production and operation faced by the Group as a result of the prevailing impact from the global financial crisis on entities' economy and adversities arising from industrial downturn of aluminum products market.

Revenue

Revenue of the Group for the first half of 2009 was RMB27,985 million, representing a decrease of RMB11,678 million or 29.44% from RMB39,663 million for the corresponding period last year, which was mainly attributable to the substantial decrease in the selling prices of alumina and aluminum (please refer to the section headed "Discussion of Segment Operations").

Cost of Sales

The Group's total cost of sales decreased by RMB3,770 million or 11.16% from RMB33,767 million for the corresponding period last year to RMB29,997 million for the first half of 2009. Such decrease was mainly attributable to the decrease in the unit cost of sales of alumina and primary aluminum of the Group.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses decreased by RMB166 million or 23.06% from RMB720 million for the corresponding period last year to RMB554 million for the first half of 2009. This was primarily attributable to enhancement of the Company's logistics management, leading to a year-on-year decrease in transportation, loading and packaging expenses.

The Group's general and administrative expenses decreased by RMB148 million or 11.26% from RMB1,314 million for the corresponding period last year to RMB1,166 million for the first half of 2009, which was mainly attributable to an overall decrease in tax expenses other than income tax as well as the reduction of office expenses.

Owing to the above factors, operating loss of the Group decreased significantly from a profit of RMB3,857 million for the corresponding period last year to RMB3,344 million for the first half of 2009.

Finance Costs, Net

The Group's net finance costs increased by RMB311 million or 43.13% from RMB721 million for the corresponding period last year to RMB1,032 million for the first half of 2009. This was primarily attributable to the increase in bank loans and the issuance of RMB10,000 million medium-term notes in 2008, which increased interest expenses. On the other hand, in view of the central bank's consecutive interest rate cut for bank loans since September 2008 to cope with the international financial crisis, the Group has timely refinanced bank loans to reduce its overall interest level.

Income Tax

The Group's income tax expense decreased significantly from RMB641 million for the corresponding period last year to an income tax benefit of RMB672 million for the first half of 2009. Such decrease was mainly due to a decrease in the actual income tax losses for the period given the decrease in deferred income tax expense due to the making up for the losses of the Group in the first half of 2009 by taxable income in subsequent years.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Sales of Products

The Group's total sales of products in the alumina segment was RMB9,658 million for the first half of 2009, representing an decrease of RMB6,785 million or 41.26% from RMB16,443 million for the corresponding period last year.

The revenue from external trading in the alumina segment decreased by RMB4,636 million or 52.57% from RMB8,819 million for the corresponding period last year to RMB4,183 million for the first half of 2009.

The revenue from internal trading of alumina segment to the Group's aluminum enterprises decreased by RMB2,149 million or 28.19% from RMB7,624 million for the first half of 2008 to RMB5,475 million for the first half of 2009.

External sales volume of alumina of the Group decreased by 867,100 tonnes from 2,543,600 tonnes (including sales volume from trading of 492,500 tonnes) for the corresponding period last year to 1,676,500 tonnes (including sales volume from trading of 816,500 tonnes) for the first half of 2009. The decrease was primarily due to the Group's cutbacks of alumina production and increased sales of alumina to the Group's internal aluminum enterprises. The decreased external sales volume of alumina resulted in a decrease of RMB1,513 million in sales.

The Group's external selling price of alumina amounted to RMB1,745 per tonne (exclusive of value-added tax here and below) for the first half of 2009, representing a decrease of RMB1,085 per tonne or 38.34% from the selling price of RMB2,830 per tonne for the corresponding period last year. The decrease in external selling price resulted in a decrease of RMB2,760 million in sales.

Operating Profit

As a result of the foregoing reasons, the Group's total operating profit in the alumina segment decreased significantly by RMB4,268 million from the earnings of RMB2,230 million for the corresponding period last year to a loss of RMB2,038 million for the first half of 2009.

PRIMARY ALUMINUM SEGMENT

Sales of Products

The Group's total sales from products in the primary aluminum segment decreased by RMB4,443 million or 18.22% from RMB24,390 million for the corresponding period last year to RMB19,947 million for the first half of 2009.

The revenue from external trading in the primary aluminum segment decreased by RMB4,282 million or 18.54% from RMB23,092 million for the corresponding period last year to RMB18,810 million for the first half of 2009.

The revenue from internal trading of primary aluminum decreased by RMB163 million or 12.55% from RMB1,299 million for the corresponding period last year to RMB1,136 million in the first half of 2009.

The Group's external sales volume of primary aluminum increased by 389,400 tonnes from 1,347,900 tonnes for the corresponding period last year to 1,737,300 tonnes for the first half of 2009, mainly due to the Group's adoption of marketing strategies, active market expansion to expand sales and inventory cuts with reference to market price fluctuations. Such increase in sales volume of primary aluminum resulted in an increase of RMB4,234 million in sales.

Affected by the low market price of primary aluminum for the first half of 2009, the Group's external average selling price of primary aluminum was RMB10,874 per tonne, representing a decrease of RMB5,378 per tonne or 33.09% from the external average selling price of RMB16,252 per tonne for the corresponding period last year. The decrease in external selling price resulted in a decrease of RMB7,249 million in sales.

Operating Profit

The Group's total operating profit in the primary aluminum segment decreased significantly by RMB2,711 million from the earnings of RMB1,997 million for the corresponding period last year to a loss of RMB714 million for the first half of 2009.

ALUMINUM FABRICATION SEGMENT

Sales of Products

The Group's total sales from products in the aluminum fabrication segment decreased by RMB2,835 million or 43.74% from RMB6,482 million for the corresponding period last year to RMB3,647 million for the first half of 2009.

Operating Profit

The Group's total operating profit in the aluminum fabrication segment decreased further by RMB 394 million from the loss of RMB18 million for the corresponding period last year to a loss of RMB412 million for the first half of 2009.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2009, the Group's current assets amounted to RMB39,029 million, representing a decrease of RMB3,458 million from RMB42,487 million as at the end of 2008.

As of June 30, 2009, the Group's bank balances and cash amounted to RMB13,995 million, representing a decrease of RMB2,301 million as compared with RMB16,296 million as at the end of 2008.

As of June 30, 2009, the Group's net inventories amounted to RMB17,839 million, representing a decrease of RMB2,037 million as compared with RMB19,876 million as at the end of 2008, primarily due to the decrease of approximately 765 million in inventories given the Group's consumption of high-priced raw and ancillary materials which were reserved at the end of 2008 as well as the decrease of approximately RMB989 million in inventories of finished products such as aluminum under the Group's effort to strengthen marketing initiatives of product sales.

As of June 30, 2009, the Group's current liabilities amounted to RMB38,968 million, representing an increase of RMB517 million as compared with RMB38,451 million as at the end of 2008, among which there were (1) a decrease in trade payables of RMB1,049 million; (2) a net increase in notes payable of approximately RMB1,624 million; (3) a decrease of other payable and accrued expenses of RMB1,058 million; (4) a net increase in the Group's short-term borrowings of approximately RMB4,587 million and the repayment of the principal of short term corporate bonds of RMB2,000 million; (5) a decrease in long term borrowings that fall due within 1 year of RMB1,497 million.

As of June 30, 2009, the current ratio of the Group was 1.00, representing a decrease of 0.10 as compared with 1.10 as at the end of 2008. The quick ratio was 0.54, representing a decrease of 0.05 as compared with 0.59 as at the end of 2008.

Non-current Liabilities

As of June 30, 2009, the Group's non-current liabilities amounted to RMB38,728 million, representing an increase of RMB1,848 million as compared with RMB36,880 million as at the end of 2008, mainly due to the increase in long-term borrowings (excluding the portion due within one year).

As of June 30, 2009, the debt to asset ratio of the Group was 57.91%, representing an increase of 2.33 percentage points as compared with 55.58% as at the end of 2008.

Measurement of Fair Value

The Group formulated procedures for recognition, measurement and disclosure of fair value in strict compliance with the requirements on fair value under the accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as the financial assets available for sale and financial assets and liabilities at fair value through profit or loss (including derivative instruments) which were measured at fair value, others were measured at historical cost.

As of June 30, 2009, the primary aluminum future contracts held by the Group measured at fair value and accounted for as financial assets held for trading amounted to RMB64 million, increased by RMB6 million from RMB58 million at the end of 2008, which were accounted for as gains from changes in fair value.

In the first half of 2009, the Group terminated the Asian option contracts on primary aluminum held by it at the end of 2008 which were measured at fair value. As of June 30, 2009, the amount of options contract for primary aluminum held by the Group measured at fair value and accounted for as financial liabilities held for trading was nil. As compared with the end of 2008, the portion attributable to changes in fair value decreased by RMB73 million and was accordingly accounted for as gains from changes in fair value.

PROVISION FOR INVENTORY IMPAIRMENT

As of June 30, 2009, the Group conducted an appraisal on the net realizable value of all of its inventories, which took into consideration the offset between sales by internal alumina enterprises of the Group and production by internal aluminum smelters of the Group as a whole, adding considerations of the financial budget and with reference to inventory turnover, purpose of inventories and post balance sheet events to evaluate the net realizable value of inventories. Upon evaluation, the provisions for inventory impairment for inventories held as of June 30, 2009 amounted to RMB281 million, representing a decrease of RMB703 million as compared with RMB984 million in the end of 2008, mainly due to the inventories for which provisions for impairment were made had been sold in the first half of 2009.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of June 30, 2009, the Group's accumulated investment expenditures for projects amounted to RMB4,828 million, which consisted mainly of the investments such as energy saving and consumption reduction, environment control, mine construction and scientific research, including projects such as Chongqing branch's 800,000-tonne alumina project, the 800,000-tonne alumina project in Zunyi, Fushun Aluminum's aluminum and power project, Chalco Ruimin high precision aluminium strip and sheet project, the expansion and environment control works of Guizhou branch's alumina project, energy-saving and renovation for aluminum project of Zunyi Aluminum, Phase II of Shandong Huayu's aluminum expansion project, Liancheng branch's 250,000-tonne aluminum alloy project and Phase III of the Guangxi branch's alumina project.

As of June 30, 2009, the Group's capital commitment for investment in fixed assets amounted to RMB36,299 million, of which those contracted but not provided for amounted to RMB8,065 million and those authorized but not contracted for amounted to RMB28,234 million.

As of June 30, 2009, the Group's investment commitment amounted to RMB412 million, mainly for capital contribution and new capital contribution to the Zunyi Alumina, Chalco Taiyue and Guangxi Huayin. The Group's investments in new construction and renovation projects as well as external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Group as of June 30, 2009 amounted to RMB13,077 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB from HK$47.1127 million, US$289.7682 million, EUR5.1578 million and AUD90.6769 million.

Cash Flow from Operating Activities

Net cash from operating activities decreased by RMB540 million from the inflows of RMB1,911 million for the corresponding period last year to inflows of RMB1,371 million for the first half of 2009. In view of the hostile production and operating conditions and adverse external market environment, the Group adopted various active measures to reduce inventories, ensure sufficient cash flow for operation, which in turn helped the Group maintain a considerable amount of cash inflow for operating activities despite a substantial decrease in profit.

Cash Flows from Investing Activities

Net cash outflow from investing activities significantly decreased by RMB8,228 million from the outflow of RMB13,562 million for the corresponding period last year to RMB5,334 million for the first half of 2009. Such decrease was mainly due to the effective cut of investment expenditure upon the Group's adoption of the investment policy of ensuring accelerating some projects while slowing down others.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB1,044 million for the first half of 2009, representing a decreased inflow by RMB13,052 million from the inflow of RMB14,096 million for the corresponding period last year, mainly due to the substantial decrease in the size of loans and bonds issued by the Group as well as the repayment of bank loans and bonds that fell due, given a decrease in demand for financing of a significantly downsized investment profile.

NON-RECURRING ITEMS (MEASURED ACCORDING TO RELEVANT PROVISIONS UNDER THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES)

The gains from non-recurring items of the Group for the first half of 2009 amounted to RMB362 million, comprising loss from disposal of non-current asset of RMB2 million, a subsidy income of RMB94 million, gains from changes in fair value of financial assets and financial liabilities held for trading of RMB80 million, investment gain from disposal of financial assets and financial liabilities held for trading and available-for-sale financial assets of RMB268 million, reversal of provisions for doubtful debts of accounts receivable of RMB5 million, other non-operating income/expenses, net, of RMB24 million as well as income tax expense on the aforementioned non-recurring items of RMB107 million.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

Nil

INVESTMENT PROJECTS NOT FUNDED BY PROCEEDS

(1)

Chongqing alumina project. The proposed investment in the project was RMB4.97 billion. By the end of June 2009, the Company made investment of RMB3.07 billion. The project is expected to be completed by 2010, with an annual production capacity of 800,000 tonnes of alumina.

(2)

Zunyi alumina project: The proposed investment in the project was RMB4.41 billion. By the end of June 2009, the Company made investment of RMB2.91 billion. The project is expected to be completed by 2010, with an annual production capacity of 800,000 tonnes of alumina.

(3)

Southwest aluminum cold rolling project: The proposed investment in the project was RMB1.64 billion. By the end of June 2009, the Company made investment of RMB0.59 billion. The project is expected to be completed by 2010, with an annual production capacity of 250,000 tonnes of aluminum fabrication.

(4)

Chalco Ruimin high precision aluminum strip and sheet project: The proposed investment in the project was RMB2.87 billion. By the end of June 2009, the Company made investment of RMB801 million. The project is expected to be completed by 2010, with an annual production capacity of 250,000 tonnes of aluminum fabrication.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term, eligible for re-appointments after expiry of their respective term of office. Mr. Xiao Yaqing, a former executive director of the third session of Board, resigned from the office as an executive director on May 26, 2009, which took effect upon the conclusion of the AGM held on May 26, 2009. Mr. Xiong Weiping was elected as an executive director of the third session of the Board, according to the nomination of the Nomination Committee of the third session of the Board and approval of the 2008 AGM held on May 26, 2009. Mr. Xiong Weiping was elected as the Chairman of the third session of the Board at the 12th meeting of the third session of the Board held on May 26, 2009. He was also appointed as the Chief Executive Officer of the Company.

The below table sets out the respective members of the third session of the Board and the third session of the Supervisory Committee:

Executive Directors:	Xiong Weiping, Luo Jianchuan,
Chen Jihua and Liu Xiangmin

Non-executive Director:	Shi Chungui

Independent Non-executive
Directors:	Kang Yi, Zhang Zhuoyuan, Zhu Demiao and Wang Mengkui

Supervisors:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and Senior Management in the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 107,632 employees as of June 30, 2009. For the first half of 2009, the Group had paid remuneration of approximately RMB3.12 billion for the employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable PRC regulations, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution as a percentage of the employees' salary varies around 20% of employees' benefits from plant to plant. Up to the end of June 30, 2009, the Group had not directly paid any retirement benefits to its employees.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2009, the share capital structure of the Company was as follows:

As of June 30, 2009
		Percentage of
	Number of	total issued
	shares held	shares
	(in million)	(%)

Holders of A Shares subject to trading moratorium
Aluminum Corporation of China	5,214.41	38.56
Baotou Aluminum (Group) Co., Ltd. (Note1)	351.22	2.60
Lanzhou Aluminum Factory (Note1)	79.47	0.58
Guiyang Aluminum and Magnesium
Design and Research Institute (Note1)	4.12	0.03
Holders of A Shares not subject to trading moratorium	3,931.30	29.07

Holders of H Shares	3,943.97	29.16

Total	13,524.49	100

Note1:

A subsidiary of Aluminum Corporation of China. The subsidiaries of Aluminum Corporation of China also include Shanxi Aluminum Plant which holds 7.14 million A shares not subject to trading moratorium, representing 0.05% of the share capital of the Company.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of June 30, 2009, the persons other than the Directors, chief executive or supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange'') are as follows:

				Percentage in	Percentage
				the relevant	in total
Name of substantial		Number of		class of	share capital
shareholder	Class of shares	shares held	Capacity	share capital	in issue

Aluminum Corporation	A Shares	5,656,357,299 (L)	Beneficial owner and	59.04%(L)	41.82%(L)
of China		(Note 1)	interests of controlled
corporations

China Cinda Asset	A Shares	900,559,074 (L)	Beneficial owner	9.40%(L)	6.65%(L)
Management Corporation

China Construction Bank	A Shares	709,773,136 (L)	Beneficial owner	7.41%(L)	5.25%(L)
Corporation

China Development Bank	A Shares	554,940,780 (L)	Beneficial owner	5.79%(L)	4.10%(L)

Templeton Asset	H Shares	479,874,475 (L)	Investment manager	12.17%(L)	3.55%(L)
Management Ltd.

Barclays PLC	H Shares	326,787,850 (L)	Interests of controlled	8.29%(L)	2.42%(L)
		4,372,713 (S)	corporations	0.11%(S)	0.03%(S)
(Note 2)

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

(P)	The letter "P" denotes interests in a lending pool.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A Shares held by Aluminum Corporation of China, and an aggregate interests in 441,950,104 A Shares held by various controlled corporations which are subsidiaries of Aluminum Corporation of China, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various corporations controlled by Barclays PLC.

Among the aggregate interests in the long position in H Shares, 534,000 H Shares were held by Barclays Global Investors (Deutschland) AG, 29,591,300 H Shares were held by Barclays Global Investors Ltd., 261,274,550 H Shares were held by Barclays Global Fund Advisors and 35,388,000 H Shares were held by Barclays Global Investors, N.A..

The short position in H Share was held directly by Barclays Global Investors, N.A..

Save as disclosed above and so far as the Directors are aware, as of June 30, 2009, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE CAPITAL

There is no change in share capital during the reporting period.

APPROVAL OF CHANGES IN SHAREHOLDING

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

632,851 (including 632,099 holders of A shares and 752 holders of H shares (registered shareholders))

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

				Increase/	Number of
		Percentage		Decrease of	shares	Number of
		of total	Number of	shares in the	held subject	shares
Name of	Nature of	Issued	shares	reporting	to trading	pledged
shareholder	shareholder	shares	held	period	moratorium	or frozen
		(%)

Aluminum Corporation	State-owned	38.56	5,214,407,195		5,214,407,195	Nil
of China#
HKSCC Nominees Limited	Overseas legal	29.06	3,930,551,000		-7,788,180	Nil
	person
China Cinda Asset	State-owned	6.65	900,559,074			Nil
Management Corporation
China Construction Bank	State-owned	5.25	709,773,136			Nil
Corporation	legal person
China Development Bank	State-owned	4.10	554,940,780			Nil
Baotou Aluminum (Group)	State-owned	2.60	351,217,795		351,217,795	Nil
Co., Ltd.	legal person
Lanzhou Aluminum Factory	State-owned	0.59	79,472,482		79,472,482	Nil
	legal person
Guizhou Provincial	State-owned	0.54	73,500,000	-5,700,000		Nil
Materials Development	legal person
and Investment Corporation
Guangxi Investment (Group)	State-owned	0.34	45,840,527	-66,037,575		Nil
Co., Ltd.
ICBC -Lion Balance	Domestic non	0.15	20,715,062	20,715,062		Nil
Securities Investment Fund	state-owned
	legal person

#	This figure does not include the A Shares indirectly held by Aluminum Corporation of China through its subsidiaries.

PARTICULARS OF TOP TEN HOLDERS OF SHARES NOT SUBJECT TO TRADING MORATORIUM

Unit: share

	Number of
	shares held (not
Name of shareholder	subject to moratorium)	Class of shares

HKSCC Nominees Limited	3,930,551,000	Overseas listed foreign
		invested shares
China Cinda Asset Management	900,559,074	Renminbi ordinary
Corporation		shares
China Construction Bank Corporation	709,773,136	Renminbi ordinary
		shares
China Development Bank	554,940,780	Renminbi ordinary
		shares
Guizhou Provincial Materials Development	73,500,000	Renminbi ordinary
and Investment Corporation		shares
Guangxi Investment Group Co., Ltd.	45,840,527	Renminbi ordinary
		shares
ICBC -Lion Balance Securities	20,715,062	Renminbi ordinary
Investment Fund		shares
ICBC -Shanghai 50 ETF Index	19,529,884	Renminbi ordinary
Securities Investment Fund		Shares
China Pacific Insurance (Group) Co., Ltd.	13,188,583	Renminbi ordinary
-Bonus-Individual Bonus		Shares
Bank of China-	11,995,826	Renminbi ordinary
Dacheng Blue Chip Sound		Shares
Securities Investment Fund

PARTICULARS OF SHARES HELD BY TOP TEN HOLDERS OF SHARES SUBJECT TO TRADING MORATORIUM AND THE TERMS OF THE TRADING MORATORIUM

Particulars of shares subject to trading moratorium available for listing and trading

Unit: share

		Number of A shares	Expiry date of
		subject to trading	trading moratorium	Terms of
No.	Shareholder	moratorium	and time for listing	trading moratorium

1.	Aluminum Corporation of China	5,214,407,195	January 4, 2011	No transfer within three years
				from April 30, 2007.
				The trading moratorium is
				is deferred to
				January 4, 2011 following the
				merger of Baotou Aluminum
				at the end of 2007.

2.	Baotou Aluminum (Group)	351,217,795	January 4, 2011	No transfer within three years
	Co., Ltd			from January 4, 2008

3.	Lanzhou Aluminum Factory	79,472,482	January 4, 2011	No transfer within three years
				from April 30, 2007. The trading
				moratorium is deferred to
				January 4, 2011 following the
				merger of Baotou Aluminum
				at the end of 2007.

4.	Guiyang Aluminum and	4,119,573	January 4, 2011	No transfer within three years
	Magnesium Design and			from January 4, 2008.
	Research Institute

DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' INTERESTS IN SHARES

As of June 30, 2009, none of the Directors, Chief Executive, President or Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange'') pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended June 30, 2009, none of the Directors, Chief Executive, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased or sold any of its shares for the six months ended June 30, 2009.

CHARGE ON GROUP ASSETS

As of June 30, 2009, the Group pledged assets amounting to RMB1,775 million, including certain trade receivables, property, plant and equipment, land use rights and inventories, for bank loans. The Group also pledged bank deposits of RMB21 million and RMB658 million for bank loans and notes payable, respectively.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, the Board is of the view that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Hong Kong Listing Rules. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2009.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial statements of the Company, review the appointment of independent auditor, approve the auditing and provide audit-related services as well as provide supervision over the internal financial reporting process and management policies of the Group. The Audit Committee of the Group consists of four independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. The Audit Committee and the management have reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited consolidated interim financial information of the Group for the six months ended June 30, 2009.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law''), Securities Law of the People's Republic of China ("Securities Law''), relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules ("Shanghai Listing Rules'') and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. In addition, the Company has strictly complied with the Hong Kong Listing Rules in relation to corporate governance.

Based on the special activities for corporate governance in 2007 and 2008, the Company continued its activities on corporate governance, further recognised the importance of improved corporate governance structure and compliance operation under the laws, identifying the orientation of improvement. In future, the Company will continue to be in strict compliance with the requirements of relevant regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau and Shanghai Stock Exchange. The Company will consistently optimize every measures of corporate governance in compliance with regulations and under strict self-regulations to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistency, stability and healthy development to bring returns to the society and shareholders with prominent results. The Company also continued to comply with requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely independent from its controlling shareholder in terms of business, staff, assets, organization and finance. The Company has independent and complete business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

There was no asset transaction during the reporting period.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR 2008

There was no distribution of final dividend for the year ended December 31, 2008 during the reporting period.

4.	MATERIAL LITIGATION AND ARBITRATION

Fushun Aluminum, a subsidiary of the Company, was named in the claims by various banks for its joint liabilities for the repayments of loans due from a third party. As of June 30, 2009, litigation proceedings for the aforesaid litigation have been completed. According to the final judgment obtained, Fushun Aluminum is not liable for any of the aforesaid litigation.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

(1)	Connected transaction related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and related parties was RMB14.966 billion, of which purchase transactions amounted to RMB9.263 billion and sales transactions amounted to RMB5.703 billion (including product sales and service provision).

All the above connected transactions occurred during the reporting period have been conducted under the relevant agreements which have been announced.

6.	PERFORMANCE OF UNDERTAKINGS

The undertakings during or subsisting to the reporting period made by the Company or its shareholders holding 5% or more of its interest are as follows:

During the A share issue, the Company's undertakings principally relate to the non-competition undertakings with Chinalco, including:

1.

the Company plans to acquire from Chinalco its aluminum fabrication business when the market condition is mature and under circumstances favorable to the Company and to acquire the pseudo-boehmite business from Chinalco within one year following the issue of the Company's A shares;

2.	the undertaking to acquire the primary aluminum business of Liancheng Aluminum by the end of 2007;

3.	the undertaking to solve the competition with Tongchuan Xinguang within one year following the listing of the Company's A shares; and

4.	the undertaking to merge the primary aluminium business of Baotou Aluminum as and when appropriate following the issue of the Company's A shares.

Chinalco, the controlling shareholder of the Company, had made the following undertakings which subsisted as at the end of the reporting period:

1.

the undertakings relating to non-competition, i.e., "Following the listing of the Company's A shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to assets and equity interests of aluminum smelting and fabrication businesses) as and when appropriate into the Company to facilitate the further improvement of its industry chains."; and

2.	the undertaking for volunteer lock-up for three years in respect of the Company's shares held by it since the listing of the Company's A shares.

In respect of the aforesaid undertakings, the Company is in progress of due performance for completion of the undertaken matters within the time limit. As at the end of the reporting period, the Company had completed the acquisition of primary aluminum business of Liancheng Aluminum and certain aluminum fabrication businesses of Aluminum Corporation of China and the consolidation of primary aluminum business of Baotou Aluminum. Aluminum Corporation of China has not been identified by the Company for violation of its undertaking.

7.	CHANGES IN FINANCIAL REPORTING STANDARDS

For the six months ended June 30, 2008 and prior periods, the Group's financial statements had been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. With effect from the six months ended June 30, 2009, the Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Boards (the "IASB") and compiled the comparative financial statements for the six months ended June 30, 2008 in accordance with IFRS. The conversion from HKFRS to IFRS did not result in any material impact on the Group's unaudited condensed consolidated interim financial information.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary